

07000767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 12 2007
PROCESSING
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Lake Street
(No. and Street)

Hamburg (City) NY (State) 14075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Saperston (716)649-9800 ext. 213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip J. Tantillo Certified Public Accountant P.C.
(Name – *if individual, state last, first, middle name*)

43 Court Street - Suite 910 (Address) Buffalo (City) NY (State) 14202 (Zip Code)

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen L. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

DAVID M. BRAUNSTEIN
NOTARY PUBLIC, STATE OF NEW YORK
Reg. No. 01BR4611554
QUALIFIED IN ERIE COUNTY
My Commission Expires Sept. 30, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERSTON ASSET MANAGEMENT, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Philip J. Tantillo Certified Public Accountant P.C.
43 Court Street, Suite 910
Buffalo, New York 14202
(716) 852-6981

To the Board of Directors
Saperston Asset Management, Inc.

We have audited the accompanying statement of financial condition of Saperston Asset Management, Inc. as of December 31, 2006, and the related statement of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saperston Asset Management, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statement of Saperston Asset Management, Inc. taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

The financial statements for the year ended December 31, 2003, were audited by other auditors, and they expressed an unqualified opinion on them dated January 12, 2004, they have not performed any auditing procedures since that date.

[Signature] CPA PC

January 23, 2007

SAPERSTON ASSET MANAGEMENT, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

(See Accountants' Audited Report)

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$582,706	$568,306
Accounts Receivable	142,573	153,097
Other Assets	24,969	23,205
TOTAL CURRENT ASSETS	750,248	744,608
PROPERTY AND EQUIPMENT, NET (Note 3)	31,031	55,599
TOTAL ASSETS	$781,279	$800,207

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	2006	2005
CURRENT LIABILITIES		
Advances from stockholder and affiliate	$ 82,053	$ 82,108
Accounts Payable	11,923	26,165
Accrued Liabilities	44,525	46,933
Accrued Income Tax	4,128	4,778
Deferred Income Taxes	-	4,800
Liabilities subordinated to claims of General Creditors (Note 4)	290,000	290,000
TOTAL CURRENT LIABILITIES	432,629	454,784

STOCKHOLDERS' EQUITY

	2006	2005
Common Stock; no par value, 1,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional Paid-In Capital	161,314	161,314
Retained Earnings	186,336	183,109
TOTAL STOCKHOLDERS' EQUITY	348,650	345,423
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$781,279	$800,207

The accompanying notes are an integral part of the financial statements

SAPERSTON ASSET MANAGEMENT, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(See Accountants' Audited Report)

	2006	2005
REVENUES		
Commissions	$2,720,678	$2,790,244
Interest, Dividends and other	55,094	58,091
TOTAL REVENUES	2,775,772	2,848,335
OPERATING EXPENSES	2,763,095	2,836,695
INCOME BEFORE INCOME TAXES	12,677	11,640
PROVISION FOR INCOME TAXES (Note 6)	9,450	8,500
NET INCOME	$ 3,227	$ 3,140

The accompanying notes are an integral part of the financial statements.

SAPERSTON ASSET MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(See Accountants' Audited Report)

	2006	2005
Common Stock 1,000 Shares	$ 1,000	$ 1,000
Additional Paid in Capital		
Balance, Beginning of Period	$161,314	$161,314
Contribution of Capital	-	-
Balance, End of Period	$161,314	$161,314
Retained Earnings		
Balance, Beginning of Period	$183,109	$179,969
Net Income	3,227	3,140
Balance, End of Period	$186,336	$183,109
Total Stockholders' Equity		
Balance, Beginning of Period	$345,423	$342,283
Contribution of Capital	-	-
Net Income	3,227	3,140
Balance, End of Period	$348,650	$345,423

The accompanying notes are an integral part
of the financial statements.

SAPERSTON ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(See Accountants Audited Report)

	2006	2005
Balance, Beginning of Period	$290,000	$290,000
Increases (Decrease)	-	-
Balance, End of Period	$290,000	$290,000

The accompanying notes are an integral part
of the financial statements.

SAPERSTON ASSET MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(See Accountants' Audited Report)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 3,227	$ 3,140
Adjustments to Reconcile Net Income to Net Cash Provided by (used for) Operating Activities:		
Depreciation and Amortization	24,568	25,207
Deferred Income Taxes	(4,800)	(2,700)
Changes in Assets and Liabilities		
Account Receivable,	10,524	(2,703)
Other Assets	(1,764)	(14,050)
Accounts Payable	(14,242)	8,129
Accrued Liabilities	(2,408)	(3,712)
Accrued Income Tax	(650)	4,778
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	14,455	18,089
CASH FLOWS FOR INVESTMENT ACTIVITIES		
Purchase of Equipment	-	(4,051)
NET CASH USED FOR INVESTMENT ACTIVITIES	-	(4,051)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from Stockholder and affiliate	(55)	(9,548)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(55)	(9,548)
INCREASE (DECREASE) IN CASH	14,400	4,490
CASH, BEGINNING OF PERIOD	568,306	563,816
CASH, END OF PERIOD	$582,706	$568,306

The accompanying notes are an integral part of the financial statements.

SAPERSTON ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Saperston Asset Management, Inc. (the Company) was organized to conduct business as a broker-dealer in securities. The Company operates two (2) branch offices in Western New York State and services clients throughout the United States.

Customer Securities Transactions - Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

Property and Equipment - Equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of 5 to 7 years.

Cash and Cash Equivalents - Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities or three months or less. Cash and cash equivalents at financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Investments - The Company's investments in marketable securities have been classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published market value quotations. Unrealized gains and losses are included in earnings.

Income Taxes - The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 Property and Equipment

At December 31, 2006 and 2005 property and equipment, net consisted of the following:

	2006	2005
Furniture and equipment	$128,061	$128,061
Less Accumulated Depreciation	97,030	72,462
Total	$ 31,031	$ 55,599

Note 3 - Liabilities Subordinated to Claims of General Creditors

At December 31, 2006 and 2005, the liabilities subordinated to claims of general creditors represented 9% interest-bearing unsecured notes from the sole stockholder.

The following summarizes the various details of the subordinated notes:

Date of Note	Due Date	2006	2005
August 20, 1998	May 31, 2007	$190,000	$190,000
April 29, 1998	June 30, 2007	100,000	100,000
		$290,000	$290,000

The subordinated borrowings are covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 6).

Note 4 - Related Party Transactions

The Company has transactions with its sole stockholder and affiliated companies which are approximately as follows:

	2006	2005
Payables to Affiliates and Stockholders at December 31	$ 82,053	$ 82,108
Interest Expense	26,100	26,100
Consulting Fee Expense	106,500	70,000
Rent Expense	75,000	72,000

Note 5 - Income Taxes

	2006	2005
Current Provision:		
Federal	$ 9,300	$ 7,650
State	4,950	3,550
TOTAL CURRENT PROVISION	$14,250	$11,200
Deferred Provision:		
Federal	$(3,000)	$(1,850)
State	(1,800)	(850)
TOTAL DEFERRED PROVISION	$(4,800)	$(2,700)
TOTAL INCOME TAXES	$ 9,450	$ 8,500

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 17a -5<a>), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 and 2005, the Company has a net capital of $578,005 and $552,094, which was $328,005 and $302,094 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .25 to 1 and .31 to 1 at December 31, 2006 and 2005.

The Company's unaudited computation of net capital of $578,005 and $552,094 disclosed in Part II A of the previously filed Focus Report as of December 31, 2006 and 2005 was in agreement with the amount determined in the above paragraph.

Note 7 - Leases

Effective October 2003, the Company leases office space pursuant to noncancellable operating leases from a related party. At December 31, 2006, future minimum rental payments due are:

2007	$ 78,887
2008	73,115
2009	72,000
	$224,002

Total rent and leased vehicle expense for the years ended December 31, 2006 and 2005 was $81,887 and $84,000, net of reimbursements.

Note 8 - Contingencies

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2006 and 2005.

Note 9 - Retirement Plan

The Company maintains an employee-only contributory 401(k) retirement plan available to all eligible employees, as defined in the agreement.

Note 10 - Cash Flows Information

Net cash flows from operating activities reflect cash payments for interest and income taxes for December 31, 2006 and 2005 as follows:

	2006	2005
Interest	$26,100	$26,100
Income Taxes	$10,122	$ 7,724

Philip J. Tantillo Certified Public Accountant P.C.
43 Court Street, Suite 910
Buffalo, New York 14202
(716) 852-6981

The Board of Directors
Saperston Asset Management, Inc.

In planning and performing our audit of the financial statements and additional information of Saperston Asset Management, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with the generally accepted Accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses ad defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Sluy & Smitelb CPA PC

January 23, 2007

SAPERSTON ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	2006	2005
Net Capital		
Total Stockholders' Equity	$348,650	$345,423
Additions		
Allowable Subordinated Liabilities	290,000	290,000
Total Available Capital	638,650	635,423
Deductions		
Non-Allowable Assets:		
NASD Subscriptions	3,300	3,300
Equipment and Other Assets, less Accumulated Depreciation and Amortization	31,031	55,599
Prepaid Expenses	5,022	6,114
Unsecured Receivables	16,647	13,791
	56,000	78,804
Tentative Net Capital	582,650	556,619
Haircuts:		
Money Market Funds	4,640	4,519
U.S. Government Agencies	5	6
	4,645	4,525
Net Capital	$578,005	$552,094
Aggregate Indebtedness		
Current Liabilities	$142,630	$159,984
Deferred Income Taxes	-	4,800
	$142,630	$164,784
Net Capital	$578,005	$552,094
Minimum Net Capital	250,000	250,000
	$328,005	$302,094
Aggregated debt to net capital (Allowable 15 to 1)	.25 to 1	.31 to 1

END